SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, December 22, 2017

2Q17 Earnings Release

Companhia Siderúrgica Nacional (CSN) (B3 S.A. – BOLSA BRASIL BALCÃO: CSNA3) (NYSE: SID) discloses results for the first quarter of 2017 (1Q17). The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the second quarter of 2017 (2Q17) and comparisons are for the first quarter of 2017 (1Q17) and for the second quarter of 2016 (2Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.3076 on June 30, 2017 and R$3.1684 on March 31, 2017.

Operating and Financial Highlights

•         EBITDA totaled R$896 million, 5% up on 2Q16, accompanied by an EBITDA margin of 20%.

•         Iron ore sales reached 7,8 million tonnes, 8% higher than in 1Q17.

•         In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17.

•         The net debt/EBITDA ratio closed 2Q17 at 5.7x, following a downward path.

Highlights	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Steel Sales (thousand t)	1,251	1,194	1,174	-2%	-6%
- Domestic Market	53%	52%	56%	4%	-4%
- Overseas Subsidiaries	40%	41%	39%	-2%	1%
- Exports	7%	7%	5%	-2%	3%
Iron Ore Sales (thousand t)1	9,267	7,244	7,818	8%	-16%
- Domestic Market	7%	19%	17%	-2%	10%
- Exports	93%	81%	83%	2%	10%

Consolidated Results (R$ Million)

Net Revenue	4,164	4,412	4,311	-2%	4%
Gross Profit	924	1,318	985	-25%	7%
Adjusted EBITDA	855	1,333	896	-33%	5%
Adjusted Net Debt	25,873	25,477	26,754	5%	3%
Adjusted Cash Position	5,678	5,146	4,545	-12%	-20%
Net Debt / Adjusted EBITDA	8.3x	5.5x	5.7x	0.2x	(2.6x)

¹Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It has also included the Company’s stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

²Adjusted Net Debt and Adjusted Cash Position include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

CSN’s Consolidated Results

  Net revenue totaled R$4,311 million in 2Q17, in line with the steel product sales volume compared with the immediately previous quarter and the slight upturn in shipped volume in the mining segment, but negatively affected by decrease iron prices compared with the previous quarter.

For further information, please visit our website: www.csn.com.br/ri

•         COGS came to R$3,326 million in 2Q17, 8% higher than in the previous quarter.

•         Gross profit totaled R$985 million, 25% down on 1Q17, while the gross margin reached 22.8%, slight fall in net revenue and 8% higher COGS compared with the previous quarter.

•         Selling, general and administrative expenses amounted to R$592 million in 2Q17, 21% higher than in 1Q17, especially due to the higher share of iron ore CIF sales in the mix.

•         Other operating income (expenses) was a net expense of R$99 million in 2Q17, exactly in line with the previous quarter.

•         In 2Q17, the net financial result was negative by R$829 million, as a result of financial expenses of R$912 million. the financial expenses were reduced by the financial revenue of R$84 million, the exchange rate variation was negatively affected in 2Q17.

Financial Result (R$ Million)	2Q16	1Q17	2Q17
Financial Result - IFRS	(190)	(497)	(829)
Financial Revenues	141	103	84
Financial Expenses	(331)	(601)	(912)
Financial Expenses (ex-exchange rates variation)	(826)	(787)	(683)
Result with Exchange Rate Variation	495	186	(229)
Monetary and Exchange Rate Variation	1,202	308	(461)
Hedge Accounting	(588)	(135)	227
Notional Amount of Derivatives Contracted	(119)	13	5
Others	-	-	-

  CSN’s equity result was a positive R$40 million in 2Q17, versus R$20 million in 1Q17. This result was chiefly due to the improved performance of MRS.

Share of Profit (Loss) of Investees (R$ million)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
MRS Logística	32	39	54	40%	69%
CBSI	-	0	1	-	-
TLSA	(4)	(4)	(5)	25%	25%
Arvedi Metalfer BR	-	(1)	1	-	-
Eliminations	(10)	(13)	(11)	-15%	-10%
Lucro Não Realizado	(2)	-	-	-	-
Share of Profits (Losses) of Investees	17	20	40	100%	135%
  CSN recorded a second-quarter net loss of R$640 million, versus net income of R$118 million in 1Q17.

For further information, please visit our website: www.csn.com.br/ri

Adjusted EBITDA (R$ million)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Profit (Loss) for the Period	46	118	(640)	-	-
(-) Depreciation	303	390	356	-9%	17%
(+) Income Tax and Social Contribution	28	137	145	6%	-
(-) Net Financial Result	190	497	829	67%	-
EBITDA (CVM Instruction 527)	575	1,142	689	-40%	20%
(+) Other Operating Income/Expenses	179	99	99	-	-42%
(+) Share of Profit (Loss) of Investees	(17)	(21)	(40)	-	-
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	125	112	147	30%	18%
Adjusted EBITDA	855	1,333	896	-33%	5%
¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.
  Adjusted EBITDA amounted to R$896 million in 2Q17, accompanied by an adjusted EBITDA margin of 20.8%, in line with 2Q16.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

Debt

On June 30, 2017, consolidated net debt totaled R$26,754 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.7x.

For further information, please visit our website: www.csn.com.br/ri

Foreign Exchange Exposure

The net FX exposure of our consolidated balance sheet excluding Perpetual Bond on June 30, 2017 was US$689 million, as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	3/31/2017	6/30/2017
Cash	1,091	890
Accounts Receivable	335	406
Total Assets	1,426	1,296
Borrowings and Financing	(4,327)	(4,324)
Suppliers	(115)	(70)
Other Liabilities	(15)	(13)
Total Liabilities	(4,458)	(4,407)
Foreign Exchange Exposure	(3,032)	(3,110)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,429	1,421
Net Foreign Exchange Exposure	(1,603)	(1,689)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(603)	(689)

Capex

CSN invested R$239 million in 2Q17.

For further information, please visit our website: www.csn.com.br/ri

Capex (R$ million)	2Q16	1Q17	2Q17
Steel	132	92	102
Mining	61	59	106
Cement	261	24	20
Logistics	13	13	11
Other	0	0	0
Total Capex - IFRS	467	188	239

 Working Capital

As a result, working capital invested in the Company’s business totaled R$3,597 million in 2Q17, R$566 million more than in 1Q17, chiefly due increase in accounts receivable and inventories.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

Working Capital (R$ Million)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Assets	4,874	5,526	6,252	725	1,378
Accounts Receivable	1,579	1,849	2,300	450	721
Inventories Turnover	3,108	3,562	3,744	182	636
Advances to Taxes	186	115	207	92	21
Liabilities	2,074	2,495	2,655	160	581
Suppliers	1,345	1,934	2,078	144	733
Salaries and Social Contribution	260	252	294	43	34
Taxes Payable	418	190	183	-6	-235
Advances from Clients	51	119	100	-19	49
Working Capital	2,799	3,031	3,597	566	798

Turnover Ratio (days)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Receivables	31	33	41	8	10
Supplier Payment	39	56	59	3	20
Investory Turnover	90	104	106	2	16
Cash Conversion Cycle	82	81	88	7	6

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.

The main assets and/or companies comprising each segment are presented below:

For further information, please visit our website: www.csn.com.br/ri

Notes:As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result have included all the information related to this new company.

For further information, please visit our website: www.csn.com.br/ri

Results 2Q17 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eli minations	Consolidated
Net Revenue	3,055	1,067	52	364	114	111	(452)	4,311
Domestic Market	1,749	246	52	364	114	111	(674)	1,963
Foreign Market	1,305	821	-	-	-	-	222	2,348
Cost of Goods Sold	(2,628)	(742)	(38)	(244)	(126)	(71)	523	(3,326)
Gross Profit	426	325	15	121	(13)	40	71	985
Selling, General and Administrative Expenses	(271)	(42)	(7)	(23)	(20)	(7)	(222)	(592)
Depreciation	172	124	4	65	33	6	(48)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	(0)	39	(53)	896

Results 1Q17 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eli minations	Consolidated
Net Revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic Market	1,789	190	55	323	126	90	(584)	1,990
Foreign Market	1,283	984	-	-	-	-	156	2,422
Cost of Goods Sold	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross Profit	677	538	18	43	(4)	21	25	1,318
Selling, General and Administrative Expenses	(236)	(40)	(7)	(24)	(18)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	113	113
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

Steel

According to the World Steel Association (WSA), global crude steel production totaled 836 million tonnes in the first half of 2017, 4.5% more than in the same period last year. According to the Brazilian Steel Institute – IABr, domestic crude steel production came to 16.7 million tonnes, 12.4% up. Apparent steel consumption grew by 2.8%, to 9.2 million tonnes, with domestic sales of 8.1 million tonnes and imports of 1.2 million tonnes. Exports totaled 7.3 million tonnes, 9.2% more than in the same period last year. According to INDA (the Brazilian Steel Distributors’ Association), first-half steel purchases by distributors declined by 4.1% year-on-year, totaling 1.4 million tonnes. Inventories stood at 955,900 tonnes at the close of 2Q17, 0.7% more than in the previous month, while inventory turnover fell to 4.3 months.

For further information, please visit our website: www.csn.com.br/ri

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.3 million units in 1H17, 23.3% up on 1H16. In the same period, new light car, commercial vehicle, truck and bus licensing increased by 8.0% to 913,000 units.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 7.1% between 1H16 and 1H17.

Home Appliances

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in the year through June fell by 1.8% over the same period last year.

Results from CSN’s Steel Operation

  Total sales came to 1,173,000 tonnes in 2Q17, 2% less than in 1Q17, broken down as follows: 56% from the domestic market, 39% from our subsidiaries abroad and 5% from exports.
  In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17. Of this total, 592,000 tonnes corresponded to flat steel and 60,000 tonnes to long steel.
  Foreign steel sales amounted to 521,000 tonnes in 2Q17, 10% down on the previous three months. Of this total, exports reached 64,000 tonnes, the overseas subsidiaries sold 457,000 tonnes, 157,000 of which by LLC, 205,000 by SWT and 95,000 by Lusosider.
  In the second quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, in line with 1Q17, considering all the markets in which the Company operates. The foreign market was one of the quarter's highlights, with the share of coated products remaining high, at 88% in 2Q17.
  Net revenue totaled R$3,055 million in 2Q17, in line with 1Q17. Net average revenue per tonne stood at R$2,536, 1% higher than 1Q17.
  COGS moved up by 10% over the previous quarter, to R$2,628 million.

For further information, please visit our website: www.csn.com.br/ri

•          The production cost amounted to R$2,093 million in 2Q17, 12% more than in 1Q17, must highlight the higher production in 2Q17, 9% upturn in the slab production volum. The cost was affected by the higher iron ore, coke and scrab price, besides that, maintenance of the blast furnace #3 and the hot strip mill. The slab production cost came to R$ 1,414/t, 3% higher than 1Q17.

Flat Steel Production (Thousand tonnes)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Total Slabs (UPV + Third Parties)	510	999	1,108	11%	117%
Crude Steel Production	500	982	1,070	9%	114%
Third Parties Slabs	10	18	38	117%	280%
Total Rolled Products	668	874	943	8%	41%
Total Long Products	51	53	56	4%	8%

Mining

After the price surge that enabled less competitive producers to return to the market, iron ore prices fell substantially following increased supply and port inventories. In addition, the monetary tightening by the Chinese government restricted steelmakers’ access to credit, also contributing to the slowdown in Chinese exports. Given this scenario, the commodity’s price averaged US$62.90/dmt (Platts, Fe62%, N. China) in 2Q17, 27% down on the previous quarter.

In 2Q17, seaborne freight charges were impacted by increased transoceanic cargo volume, which in turn pushed up vessel rental costs. Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$13.56/t in 2Q17, 4% up on 1Q17.

For further information, please visit our website: www.csn.com.br/ri

Results from CSN’s Mining Operations

  In 2Q17, iron ore production totaled 7,9 million tonnes, in line with 1Q17.
  Iron ore sales reached 7,8 million tonnes in 2Q17, 8% up on 1Q17, in the quarter, 1.3 million tonnes from CSN
  Mineração were sold to CSN’s Presidente Vargas Plant.
Production Volume and Mining Sales	2Q16	1Q17	2Q17	Change
(thousand t)				2Q17 x 1Q17	2Q17 x 2Q16
Iron Ore Production	8,537	7,858	7,948	1%	-7%
Third Parties Purchase	1,376	137	167	22%	-88%
Total Production + Purchase	9,913	7,995	8,115	1%	-18%
UPV Sale	695	1,347	1,307	-3%	88%
Third Parties Sales Volume	8,572	5,897	6,511	10%	-24%
Total Sales	9,267	7,244	7,818	8%	-16%

  Net revenue from mining operations totaled R$1,067 million, 9% lower than in 1Q17. CFR+FOB unit revenue stood at US$49,5/t in 2Q17, 20% less than in the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) also fell by 27% in the same period.
  Mining COGS came to R$742 million in 2Q17, 17% lower than in 1Q17.
  Adjusted EBITDA totaled R$408 million in 2Q17, 34% down on 1Q17, with an adjusted EBITDA margin of 38.2%, 14.6p.p. lower than in 1Q17.

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 4Q16.

Logistics

Railway Logistics: Net revenue stood at R$364 million in 2Q17, generating EBITDA of R$163 million, accompanied by an

EBITDA margin of 45%.

Port Logistics: Sepetiba Tecon handled 39,000 containers, in addition to 212,000 tonnes of steel products and 1,000 tonnes of general cargo in 2Q17. Net revenue totaled R$52 million, generating EBITDA of R$12 million, accompanied by an EBITDA margin of 23%.

For further information, please visit our website: www.csn.com.br/ri

Sepetiba TECON Highlights	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Containers Volume (thousand units)	32	30	39	29%	23%
Steel Products Volume (thousand t)	197	275	212	-23%	8%
General Cargo Volume (thousand t)	1	5	1	-89%	-4%

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production increased by 2.1% in the first six months of 2017.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 26 million tonnes in the first half of 2017, 8.8% less than in the same period the year before. For 2017 as a whole, SNIC estimates an annual decline of 5% to 9% in sales.

Results from CSN’s Cement Operations

In 2Q17, cement sales totaled 831,000 tonnes, 1% up on 1Q17, while net revenue amounted to R$114 million.

Cement Highlights (thousand t)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16

Total Production	606	817	841	3%	39%

Total Sales	594	821	831	1%	40%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 233 GWh in the first six months of 2017, 0.4% more than in the same period last year. Consumption in the industrial segment remained flat in the period, edging up by a mere 0.1%, while residential consumption climbed by 1.2% and consumption in the commercial segment fell by 0.7%.

Results from CSN’s Energy Operations

In 2Q17, net revenue from energy operations totaled R$111 million, EBITDA stood at R$39 million and the EBITDA margin was 35%.

For further information, please visit our website: www.csn.com.br/ri

Capital Market

CSN’s shares depreciated by 20% in 2Q17, while the IBOVESPA dropped by 4% in the same period. Daily traded volume on the B3 S.A. – BOLSA BRASIL BALCÃO averaged R$67.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) fell by 25%, versus the Dow Jones’ 3% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$5.1 million.

2Q17
Number of shares in thousands	1,387,524
Market Cap:
Closing price (R$/share)	7.18
Closing price (US$/ADR)	2.15
Market cap (R$ million)	9,962
Market cap (US$ million)	2,983
Total return including dividends and interest on equity
CSNA3	-20%
SID	-25%
Ibovespa	-4%
Dow Jones	3%
Volume
Daily average (thousand shares)	7,173
Daily average (R$ thousand)	67,954
Daily average (thousand ADRs)	2,333
Daily average (US$ thousand)	5,132
Source: Bloomberg

Webcast – 2Q17 Earnings Presentation	Investor Relations Team

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	2Q16	1Q17	2Q17
Net Revenues	4,163,827	4,411,596	4,310,609
Domestic Market	1,768,985	1,989,552	1,962,864
Foreign Market	2,394,842	2,422,044	2,347,745
Cost of Goods Sold (COGS)	(3,239,694)	(3,093,474)	(3,325,893)
COGS, excluding depreciation	(2,942,345)	(2,711,868)	(2,977,952)
Depreciation allocated to COGS	(297,349)	(381,606)	(347,941)
Gross Profit	924,133	1,318,122	984,716
Gross Margin (%)	22%	30%	23%
Selling expenses	(390,976)	(367,575)	(477,063)
General and administrative expenses	(100,767)	(112,398)	(106,801)
Depreciation allocated to SG&A	(5,690)	(8,278)	(7,829)
Other operation income (expense), net	(178,921)	(99,189)	(99,025)
Share of profits (losses) of investees	16,732	21,105	39,393
Operational Income before Financial Results	264,511	751,787	333,391
Net Financial Results	(189,840)	(497,224)	(828,619)
Income before social contribution and income taxes	74,671	254,563	(495,228)
Income Tax and Social Contribution	(28,413)	(136,948)	(144,728)
Continued operations, net	46,258	117,615	(639,956)
Discontinued Operations, Net	(135)	-
Profit/(Loss) for the period	46,123	117,615	(639,956)

For further information, please visit our website: www.csn.com.br/ri

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2016	06/30/2017
Current assets	12,444,918	12,164,101
Cash and cash equivalents	5,631,553	4,328,504
Trade receivables	1,997,216	2,417,950
Inventories	3,964,136	4,449,326
Other current assets	852,013	968,321
Non-current assets	31,708,705	31,682,889
Long-term receivables	1,745,971	1,764,303
Investments measured at amortized cost	4,568,451	4,728,154
Property, plant and equipment	18,135,879	17,897,741
Intangible assets	7,258,404	7,292,691
Total assets	44,153,623	43,846,990
Current liabilities	5,496,683	6,710,153
Payroll and related taxes	253,837	294,273
Suppliers	1,763,206	2,077,763
Taxes payable	231,861	177,863
Borrowings and financing	2,117,448	3,094,761
Other payables	1,021,724	976,654
Provision for tax, social security, labor and civil risks	108,607	88,839
Non-current liabilities	31,272,419	30,093,872
Borrowings and financing	28,323,570	27,046,927
Deferred Income Tax and Social Contribution	1,046,897	1,146,699
Other payables	131,137	133,606
Provision for tax, social security, labor and civil risks	704,485	735,868
Other provisions	1,066,330	1,030,772
Shareholders’ equity	7,384,521	7,042,965
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,875,725)
Statutory reserve	2,956,459	3,137,243
Non-controlling interests	1,189,993	1,241,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,846,990

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CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	1Q17	2Q17
Net cash generated by operating activities	(104,517)	(386,723)
(Net Losses) / Net income attributable to controlling shareholders	85,630	(659,394)
Loss for the period attributable to non-controlling interests	31,985	19,438
Charges on borrowings and financing	670,722	616,247
Depreciation, depletion and amortization	401,276	366,400
Share of profits (losses) of investees	(21,105)	(39,393)
Deferred income tax and social contribution	22,793	72,069
Foreign exchange and monetary variations, net	(272,176)	436,831
Result from derivative financial instruments	(13,224)	(5,017)
Write off fixed assets and intangible	2,572	33,603
Environmental liabilities and Deactvation Provisions	2,518	(38,076)
Fiscal, Social Security, Labor, Civil and Environmental Provisions	18,179	(18,985)
Working Capital	(103,895)	(606,281)
Accounts Receivable	87,436	(469,861)
Trade Receivables – Related Parties	(21,349)	39,655
Inventory	(312,169)	(136,027)
Interest receive - Related Parties	1,727	(4,536)
Judicial Deposits	(15,347)	(8,137)
Suppliers	192,477	104,457
Taxes and Contributions	(59,047)	(61,144)
Others	22,377	(70,688)
Others Payments and Receipts	(929,792)	(564,165)
Interest Expenses	(929,792)	(564,165)
Cash Flow from Investment Activities	(153,386)	(234,503)
Fixed Assets/Intangible	(188,573)	(239,127)
Derivative transactions	15,200	4,457
Related parties loans	(15,188)
Loans / Receive loans - related parties	9,472	2,644
Short-term investment, net of redeemed amount	25,703	(2,477)
Cash Flow from Financing Companies	(306,516)	(92,624)
Borrowing amortizations - principal	(306,516)	(92,624)
Foreign Exchange Variation on Cash and Cash Equivalents	9,053	(10,607)
Free Cash Flow	(555,366)	(724,457)

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SALES VOLUME CONSOLIDATED (thousand tonnes)
	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Flat Steel	626	566	592	26	(34)
Slabs	0	-	-	-	(0)
Hot Rolled	225	215	216	1	(9)
Cold Rolled	117	118	117	(0)	0
Galvanized	203	157	191	34	(13)
Tin Plates	81	77	68	(9)	(13)
Long Steel UPV	43	51	60	9	18
DOMESTIC MARKET	669	617	652	35	(16)

	2Q16	1Q17	2Q17	2Q17 x 1Q17	2Q17 x 2Q16
Flat Steel	365	349	316	(33)	(48)
Hot Rolled	29	20	14	(6)	(15)
Cold Rolled	25	24	24	0	(2)
Galvanized	258	258	232	(26)	(26)
Tin Plates	53	48	46	(1)	(7)
Long Steel (profiles)	219	228	205	(23)	(14)
FOREIGN MARKET	584	577	521	(56)	(63)

	2Q16	1Q17	2Q17	2Q17 x 1Q17	2Q17 x 2Q16
Flat Steel	991	915	908	(7)	(83)
Slabs	0	-	-	-	(0)
Hot Rolled	254	235	230	(4)	(24)
Cold Rolled	143	141	141	(0)	(2)
Galvanized	461	415	423	8	(38)
Tin Plates	133	124	115	(10)	(18)
Long Steel UPV	43	51	60	9	18
Long Steel (profiles)	219	228	205	(23)	(14)
TOTAL MARKET	1,253	1,194	1,174	(21)	(80)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.